VINTAGE WINE ESTATES, INC.

937 Tahoe Boulevard

Suite 210

Incline Village, Nevada 89451

November 2, 2021

Via EDGAR

Gregory Herbers

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vintage Wine Estates, Inc.

Registration Statement on Form S-1

File No. 333-260530

Dear Mr. Herbers:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, Vintage Wine Estates, Inc. (the “Company”) hereby requests that the effective time and date of the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern time, on November 4, 2021 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Joel T. May of Jones Day, at (404) 581-8967.

Please contact Joel T. May at Jones Day at (404) 581-8967 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

Vintage Wine Estates, Inc.

/s/ Eric Miller
Eric Miller
General Counsel
Vintage Wine Estates, Inc.

Copies to:

Robert A. Profusek, Jones Day

Joel T. May, Jones Day